Exhibit 12
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	6 months
	Ended	Years Ended December 31,
	June 25, 2006	2005	2004	2003	2002	2001
EARNINGS
Pretax income — as reported	$131,913	$231,126	$197,342	$108,333	$183,106	$159,979
Add: Distributed Income from affiliates	4,098	6,766	7,114	11,327	3,626	7,925
Add: Fixed charges	34,576	67,568	60,865	65,732	66,513	66,472
Amortization of capitalized interest	1,017	1,911	1,868	1,868	2,136	2,403

Total Earnings	$171,604	$307,371	$267,189	$187,260	$255,381	$236,779

Less: Capitalized Interest	(1,371)	(2,042)	(1,535)	(2,000)	(1,750)	(2,085)

Adjusted Earnings	$170,233	$305,329	$265,654	$185,260	$253,631	$234,694

FIXED CHARGES
Interest expense	$26,117	$51,559	$47,463	$52,399	$54,196	$52,217
Capitalized interest	1,371	2,042	1,535	2,000	1,750	2,085
Portion of rents representative of the interest factor	7,088	13,967	11,867	11,333	10,567	12,170

Total Fixed Charges	$34,576	$67,568	$60,865	$65,732	$66,513	$66,472

Ratio of Earnings to Fixed Charges	4.92	4.52	4.36	2.82	3.81	3.53